Designated Filer:	STONEHILL CAPITAL MANAGEMENT LLC
Issuer & Ticker Symbol:	WCI Communities, Inc. [WCIC]
Date of Event Requiring Statement:	February 10, 2017

Explanation of Responses

(1)	On February 10, 2017, Lennar Corporation (“Lennar”) and the Company closed their previously announced merger (the “Merger”), pursuant to which Partners became entitled to receive, for each share of Company common stock (“Common Stock”) held at the closing time, (1) $11.75 in cash and (2) a number of shares of Lennar Class A common stock equal to (a) $23.50 minus the amount of the cash consideration divided by (b) the average of the volume weighted average price of Lennar Class A stock reported on the New York Stock Exchange on each of the ten trading days immediately preceding the closing. The value of the Merger consideration for each share of Common Stock is equal to $23.50.
(2)	This Form 4 is being filed on behalf of Partners, Management, GP and Mr. Christopher Wilson.
(3)	GP is the sole general partner of Partners. Management is the investment advisor to Partners and Master. Mr. Wilson is a managing member of GP and Management and may be deemed to control GP, Management, Partners and Master. Each of Management, GP and Mr. Wilson disclaims beneficial ownership of all shares of Common Stock held directly by Partners and Master except to the extent of any indirect pecuniary interest therein.
(4)	On February 11, 2016, Management, as an affiliate of a non-employee director, was granted restricted units by the Company. These restricted stock units vested in their entirety on February 10, 2017, which was the effective date of the Merger. In accordance with the terms of the grant, the Company will pay to the holder a cash amount equal to the fair market value of a number of shares of the Company’s Common Stock equal to the number of restricted stock units. The value of the Company’s common stock on February 10, 2017 was $23.50 per share, or the value of the Merger consideration.